Term Sheet To prospectus dated February 19, 2016 and preliminary prospectus supplement dated March 17, 2016	Filed Pursuant to Rule 433 Dated March 17, 2016 Term Sheet to Preliminary Prospectus Supplement Registration Statement No. 333-209616

4.750% Senior Notes due 2026

Legg Mason, Inc.

Issuer:	Legg Mason, Inc.

Security:	4.750% Senior Notes due 2026

Offering Format:	SEC-registered

Trade Date:	March 17, 2016

Expected Settlement Date:	March 22, 2016 (T+3)

Principal Amount:	$450,000,000

Maturity:	March 15, 2026

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2016 (short first coupon)

Denominations:	$2,000 and increments of $1,000 (in excess thereof)

Benchmark Treasury:	1.625% due February 15, 2026

Benchmark Treasury Price / Yield:	97-15 / 1.906%

Spread to Benchmark Treasury:	T + 285 basis points

Yield:	4.756%

Coupon:	4.750%

Price to Public:	99.954%

Net Proceeds to Issuer (before expenses):	$446,868,000

Make-Whole Call:	T + 45 basis points

CUSIP / ISIN:	524901 AV7 / US524901AV77

Expected Ratings*:	Moody’s: Baa1 (Negative) / S&P: BBB (Stable)

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC

Co-Managers:	ANZ Securities, Inc. BNY Mellon Capital Markets, LLC Credit Agricole Securities (USA) Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC UBS Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The information in this pricing term sheet supplements the preliminary prospectus supplement dated March 17, 2016 (the “Preliminary Prospectus Supplement”) and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. For more complete information about the offering, you should review the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc., 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Broadridge Financial Solutions, or by calling 1-800-831-9146 (toll-free) or J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York, 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor, or by calling 1-212-834-4533 (collect).

This pricing term sheet does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.

2